UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated March 14, 2007

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosures: Information relating to the combined shareholders' meeting of may 3, 2007.

PRESS RELEASE

LEGAL INFORMATION

INFORMATION RELATING TO THE COMBINED SHAREHOLDERS' MEETING OF MAY 3, 2007

Paris, March 14, 2007 ----- Rhodia informs its shareholders that they will soon be called to the Combined Shareholders' Meeting (ordinary and extraordinary) on Thursday May 3, 2007, at 3:00 pm (second notice), at the Cité des Sciences et de l’Industrie, 30 avenue Corentin Cariou, 75019 PARIS(1).

The Notice of meeting was published in the Bulletin des Annonces Légales et Obligatoires (BALO) on March 14, 2007.

The Notice of meeting, containing its agenda, the draft resolutions to be submitted, as well as the presentation of these resolutions established by the Board, are available in the section "Legal Information" or in the "Shareholder's Area" of the Group's website (www.rhodia.com).

One of the draft resolutions proposed to the Shareholders’ Meeting is a reverse split of the company's shares, by attributing one new share for 12 existing shares.

All documents and information relating to the meeting will be available to shareholders under the terms and conditions specified by current regulations. The call to the meeting is scheduled for April 6, 2007.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of €4.8 billion in 2006 and employs around 16,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts
Press Relations
Rita Hillig	+33 (0)1 53 56 64 04
Investor Relations
James Palmer	+33 (0)1 53 56 64 89
Loic Harrari	+33 (0)1 53 56 64 80

(1)

In accordance with the legal provisions, a prior first notice of Meeting will be issued. Since all the indications are that this Meeting will not have a requested quorum to deliberate on this first call, a second notice of meeting is being issued for a Meeting on May 3, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2007	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer